EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

(In U.S. dollars thousands, except ratio of earnings to fixed charges)
	Under U.S. GAAP			Under IFRS
	Year ended December 31,			Year ended December 31,		Six months ended June 30,
	2006	2007	2008	2009	2010	2011
Income before income taxes	30,437	26,354	28,864	15,410	27,359	13,981
Add/(deduct)
Interest on short term borrowings	—	—	—	—	—	—
Interest charged by Hung Lay Si Co. Ltd.	—	—	—	—	—	—
Earnings as adjusted	30,437	26,354	28,864	15,410	27,359	13,981
Fixed charges
Interest on short term borrowings	—	—	—	—	—	—
Interest charged by Hung Lay Si Co. Ltd.	—	—	—	—	—	—
Fixed charges	NIL	NIL	NIL	NIL	NIL	NIL
Ratio of earnings to fixed charges	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Deficiency of earnings to cover fixed charges	—	—	—	—	—	—